

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mailstop 3030

December 22, 2015

<u>Via E-mail</u>
Mark Widmar
Chief Financial Officer
First Solar, Inc.
350 West Washington Street
Suite 600
Tempe, Arizona 85281

      Re: **First Solar, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2014
             Filed February 25, 2015
             File No. 001-33156

Dear Mr. Widmar:

We have reviewed your filings and response letter dated November 20, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 1. Business

Business Segments, page 12

1.   In future filings please revise this section to describe the specific activities associated with Operations and Maintenance services. Please also describe the terms and provisions and potential remedies under the accompanying warranties and guarantees you offer in connection with those services.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 70

2.	For warranties and guarantees offered under projects accounted for under ASC 360-20, in future filings please revise this section to describe the basis for your determination that the warranties and guarantees are not prohibited continuing involvement. The disclosure should also address warranties and guarantees under O&M arrangements associated with projects accounted for under ASC 360-20.

3.	Under the discussion of product warranties on page 72, in future filings please expand to describe the accounting for potential liabilities arising from system energy performance testing and O&M related warranties and guarantees. Also, describe the nature of significant assumptions impacting potential liabilities and their susceptibility to variability, where the impact of variability could be material.

Item 8. Financial Statements

Revenue Recognition, page 98

4.	Please describe to us the activities you perform under O&M services arrangements.

5.	We understand from your response to comment 4 that an availability guarantee is offered as part of O&M services. Please describe to us the difference between the system level module performance warranty and the availability guarantee.

6.	Please describe to us the remedies that are offered under the availability guarantee. Also, tell us whether there any contractual limitations on this guarantee.

7.	Tell us how guarantees under the output warranty are determined. We note in your response to comment 3, that the company may be required to pay the customer for any shortfall. In responding to our comment, please address the following:

	•	Explain how system availability is measured.
	•	Describe how any shortfall payment would be calculated.
	•	Clarify whether the guaranteed availability level is a known amount at an arrangement's inception or if it varies depending on certain specified conditions.
	•	Please describe the types of shortfall factors included in and excluded from protection under the availability guarantee. Tell us whether protection is provided related to any factors that are outside of the company's control.
	•	Tell us whether there are any contractual limitations on this guarantee.

8.   Please quantify and describe for us any history of liquidated damages paid under your various warranty and guarantee offerings.

You may contact Gary Todd, Senior Accountant, at (202) 551-3605 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any other questions.

Sincerely,

/s/Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery